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                                  UNITED STATES                -----------------
                       SECURITIES AND EXCHANGE COMMISSION       SEC File Number
                             Washington, D.C. 20549                001-16455
                                                               -----------------
                                   FORM 12b-25
                                                               -----------------
                           NOTIFICATION OF LATE FILING            CUSIP Number
                                                                      [ ]
                                                               -----------------

(Check One):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
              [X] Form 10-Q   [ ] Form N-SAR

         For Period Ended: MARCH 31, 2002
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:


         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                     Reliant Resources, Inc.

Former Name if Applicable:                   Not Applicable

Address of Principal Executive Office
(Street and Number):                         1111 Louisiana

City, State and Zip Code:                    Houston, Texas 77002

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PART II - RULES 12b-25(b) AND (c)

[X] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



         On May 13, 2002, Reliant Resources, Inc. (the "Company") announced its preliminary findings of its review of certain trading transactions involving simultaneous purchases and sales with the same counterparty at the same price. While the Company is still completing its review of its trading transactions, it believes that it has engaged in transactions that had the effect of increasing its revenues by approximately 10% over the years 1999, 2000 and 2001. The Company's management, as well as its accounting and legal resources, have been very involved in the review of these transactions and the Company's accounting policies. For the reasons set forth herein, and because the attention of the relevant personnel that prepare the Company's Form 10-Q has been diverted from that task, the Company is not able to timely file its Form 10-Q for the first quarter of 2002 without unreasonable or undue effort, expense or burden.

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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Stephen W. Naeve              (713)                  207-3000
              (Name)                (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For a discussion of significant changes in the registrant's results of operations for the first quarter of 2002 as compared to its results of operations for the first quarter of 2001, please read Item 5 of the registrant's Current Report on Form 8-K, which report was filed with the Securities and Exchange Commission on April 29, 2002. Item 5 of the Form 8-K is incorporated herein by reference.


                             Reliant Resources, Inc.
                           ---------------------------
                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2002                            By: /s/ Stephen W. Naeve
                                                 -------------------------------
                                                  Stephen W. Naeve
                                                  Executive Vice President and
                                                  Chief Financial Officer

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